UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Westpac today announced the results of its investigation into the Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) compliance issues, as well as releasing the Advisory Panel Report into Board Governance of AML/CTF Obligations and the Promontory Assurance letter on management’s accountability review.

The failure concerning International Funds Transfer Instructions (IFTIs) non-reporting occurred due to a mix of technology and human error dating back to 2009.

The failure properly to adhere to AUSTRAC guidance for child exploitation risk in respect of some products occurred due to deficient financial crime processes, compounded by poor individual judgements.

We have identified three primary causes of the AML/CTF compliance failures:

•	Some areas of AML/CTF risk were not sufficiently understood within Westpac;
•	There were unclear end-to-end accountabilities for managing AML/CTF compliance; and
•	There was a lack of sufficient AML/CTF expertise and resourcing.

With regard to Board oversight, the Advisory Panel formed a range of views on financial crime related governance. The Report noted that the way in which the Westpac Board organized its general governance responsibilities was mainstream and fit for purpose. The Report also noted that, with the benefit of hindsight, and noting the Board’s escalating focus in the area, directors could have recognized earlier the systemic nature of some of the financial crime issues Westpac was facing. The Panel also noted that reporting to the Board on financial crime matters was at times unintentionally incomplete and inaccurate.

The management accountability assessment, conducted with external assistance, looked back over ten years and where fault was identified, appropriate action has been taken.

Westpac’s investigations have now concluded and Westpac will continue to engage with AUSTRAC on the legal process, following the submission of its defence and admissions on May 15, 2020.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac Releases Findings into AUSTRAC Statement of Claim Issues

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2020 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 4, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney